Filed by NuStar Energy L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NuStar GP Holdings, LLC

Commission File No.: 001-32940

Important Information For Investors And Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and related transactions between NuStar Energy L.P. (the “Partnership”) and NuStar GP Holdings, LLC (“NSH”) will be submitted to the unitholders of NSH for their consideration. The Partnership will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of NSH that also constitutes a prospectus of the Partnership. The Partnership and NSH also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NUSTAR GP HOLDINGS, LLC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Partnership and NSH once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s investor relations department at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations department at investorrelations@nustarenergy.com.

The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers, may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 23, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Proxy Statement for the 2017 annual meeting of unitholders, which was filed with the SEC on March 9, 2017, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements regarding future events, such as the Partnership’s future performance. All statements, other than statements of historical fact, included herein that address activities, events or developments that NuStar Energy L.P. and NuStar GP Holdings, LLC expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. All forward-looking statements reflect the Partnership’s and NSH’s current views with regard to future events and are subject to various risks, uncertainties and assumptions that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, the possibility that NSH will not obtain the required approvals by the NSH unitholders, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to the merger will be greater than expected and other risk factors included in the reports filed with the SEC by the Partnership and NSH. Many of the factors that will determine NuStar Energy L.P.’s and NuStar GP Holdings, LLC’s future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. NuStar Energy L.P. and NuStar GP Holdings, LLC undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.

Conference Call Transcript

NuStar Energy L.P. and NuStar GP Holdings, LLC

Fourth Quarter 2017 Earnings Conference Call

Event Date/Time: February 8, 2018 / 9:00 a.m. CT

CORPORATE PARTICIPANTS

Bradley C. Barron NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Chris Russell NuStar Energy L.P. – Treasurer and VP of Investor Relations

Thomas R. Shoaf NuStar Energy L.P. – CFO of NuStar GP LLC and EVP of NuStar GP LLC

Daniel S. Oliver NuStar Energy L.P. – SVP – Marketing & Business Development of NuStar GP LLC

CONFERENCE CALL PARTICIPANTS

Brian Joshua Zarahn Mizuho Securities USA LLC, Research Division - MD of Americas Research & Senior Analyst

Jeremy Bryan Tonet JP Morgan Chase & Co, Research Division - Senior Analyst

Ryan Michael Levine Citigroup Inc, Research Division - Equity Analyst

Selman Akyol Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Shneur Gershuni UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

Sunil K. Sibal Seaport Global Securities LLC, Research Division - MD

Theresa Chen Barclays PLC, Research Division - Research Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the NuStar Energy L.P. and NuStar GP Holdings, LLC fourth quarter 2017 Earnings Conference Call. (Operator Instructions)

As a reminder, this conference call is being recorded.

I would now like to turn the conference over to Chris Russell, Treasurer and Vice President of Investor Relations. Sir, you may begin.

Chris Russell - NuStar Energy L.P. - VP of IR for NuStar GP LLC and Treasurer for NuStar GP LLC

Good morning everyone and welcome to today’s call.

On the call today are Brad Barron, NuStar Energy L.P. and NuStar GP Holdings, LLC’s President and CEO, and Tom Shoaf, Executive Vice President and CFO, along with other members of our management team.

Before we get started, we would like to remind you that during the course of this call, NuStar management will make statements about our current views concerning the future performance of NuStar that are forward-looking statements. These statements are subject to the various risks, uncertainties and assumptions described in our filings with the Securities and Exchange Commission. Actual results may differ materially from those described in the forward-looking statements.

During the course of this call, we will also make reference to certain non-GAAP financial measures. These non-GAAP financial measures should not be considered as alternatives to GAAP measures. Reconciliations of certain of these non-GAAP financial measures to U.S. GAAP may be found in our earnings press release, with additional reconciliations located on the Financials page of the Investors sections of our websites at nustarenergy.com and nustargpholdings.com.

Now I’d like to turn the call over to Brad Barron.

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Good morning and thank you for joining us today.

Earlier this morning, we announced our plan to simplify our structure, eliminate the Incentive Distribution Rights, or IDRs, and reset the NS distribution.

But before I get into the details on our plans for the future, I want to say a few things about the rationale for our decision.

As you all know well, as you all well know, the years since 2014’s crude oil price crash have taken their toll on the energy industry as a whole, and on the MLP sector in particular.

But we are proud of the fact that, through a downturn of historic proportions and up until the last half of 2017, NuStar outperformed most of our peers.

That didn’t happen by accident: we returned to 1.0x cover in 2014 and remained there throughout 2015 and 2016 by developing and executing on our strategic plan. We optimized our base business assets, carefully managed our capital and our expenses, and substantially de-risked our business.

In 2017, our plan, along with our employees’ hard work, had positioned NuStar to execute on another prong of our strategy: to establish a significant platform for growth in the strongest, most resilient U.S. shale play, the Permian Basin.

When we purchased our Permian Crude System this past Spring, we projected that the acquisition would be dilutive to our coverage for a little over a year, but we moved forward because we believed, and continue to believe, that the System’s long-term growth far outweighs that short-term impact.

And that’s exactly what we have seen: as Tom will take you through in a few minutes, the Permian Basin and our Permian Crude System are meeting, and, in some cases, exceeding, our initial forecasts.

Given how well our unit price performed after the acquisition and into the Summer, we, along with many MLPs and investors, were taken by surprise, when, in late July, MLP unit prices plunged, even as crude prices were recovering modestly.

At the outset, the entire sector took a hit, but it soon became clear that market sentiment had changed, as MLPs with higher coverage, lower leverage and lower projected equity financing needs saw their prices eventually rebound.

In contrast, unit prices of MLPs with lower coverage and high leverage, including NuStar, remained low, even though, in the preceding months, it appeared that NuStar’s unit price had reflected the market’s confidence that our metrics were the anticipated and logical consequence of our successful Permian acquisition.

At the same time, analysts and other sector experts noted that a fundamental shift had occurred in the makeup of the investor base for MLPs.

Through 2015, the MLP investor base was made up of primarily retail investors, but in 2016, many retail investors either declined to increase their positions or left the space entirely, and institutional investors now hold a large proportion of the sector’s equity.

As retail investors exited the sector, there hasn’t been any significant influx of new money, which has tightened MLP equity markets.

So much so, in fact, that MLPs with low coverage and high leverage have been effectively shut out of the MLP equity markets, and even MLPs perceived as ‘healthy’ have found it increasingly difficult to issue common equity.

The combination of these factors- a market shift in fundamental valuation away from growth and back to low leverage/high coverage; the exodus of MLP retail investors; and the nearly frozen equity markets- have called the long-term viability of the MLP model into question.

As most of you know, the MLP model was designed to incentivize construction of critical energy infrastructure by creating a structure that could raise capital in the equity markets and then pass along the return from those projects to MLP unitholders in the form of tax-shielded distributions.

In the past, when capital was readily available to MLPs, the model functioned well. MLPs were serial issuers of common equity, which allowed them to finance projects to grow and increase unitholder distributions.

As this audience knows well, times have changed: the appetite for new MLP common equity has nearly dried up, but MLPs’ funding needs have not. Without viable sources to finance capital investments, many MLPs have been faced with a conundrum: without accessible equity financing, their best alternative is the cash they generate from operations.

It’s no wonder, given these circumstances, that, since December 2014, 54 MLPs have come to the conclusion that they had to reset their distribution. Sector experts, large investors and others now advocate for resets as the economically rational response to the MLP sector’s financing dilemma.

On top of all the noise and difficulty in the MLP sector last year, we reported in November that our projections for our Base Business had deteriorated slightly over the course of the third quarter, from the combination of the impact of a series of destructive hurricanes, several unplanned turnarounds at our customers’ refineries, and a large, unanticipated reliability project on our ammonia line.

Recently, with the widely reported economic strife in Venezuela and the mounting financial and operational challenges facing our St. Eustatius anchor tenant, PDVSA, in an abundance of caution, we have adjusted our view of their utilization of the terminal this year, which Tom will speak to in a few minutes.

So, faced with these headwinds, as well as the changed market sentiments, we buckled down and put together an actionable plan, just as we did in 2014 when the dramatic plunge in crude prices reverberated throughout the energy industry.

We undertook a thorough, systematic analysis of our best path forward, taking into account the new MLP market priorities and limitations and our current strengths and challenges.

In our analysis, we considered the headwinds in our base business that would have precluded a return to 1:1 coverage until 2020 and concluded that it would not be fiscally prudent to continue to borrow to cover the distribution for such a prolonged period of time.

We recognized that we must position ourselves to restore our coverage, lower our leverage and minimize our need to access the equity capital markets, while continuing to power-up our engine for future growth, our Permian Crude System.

This analysis, combined with the changed market sentiment toward distribution resets as a logical way to reduce dependence on the equity markets, formed the basis of our decision to recommend a comprehensive, staged approach to best position NuStar for long-term financial strength and sustainable growth.

After much discussion and deliberation, the NS and the NSH Boards reached an agreement to simplify in a way that we believe will allow us to capitalize on attractive growth opportunities and to best manage our business over the long term.

Without getting into too much detail on the mechanics, NS will issue 0.55 of an NS unit for each outstanding NSH unit, NSH’s economic rights in the 2% general partner interest, the incentive distribution rights in NS and common units held by NSH will be cancelled, and NS will pay off and cancel NSH’s obligations under its revolving credit agreement, currently at approximately $43 million.

We expect the simplification to be approved by a vote of the NSH unitholders by the end of the second quarter of 2018.

The Directors of the unified Board will consist of 9 members, 7 of whom are independent Board members, and, I am happy to report, our current Chairman of both Boards, Bill Greehey, will continue to lead the NS Board after the simplification.

In fact, as we announced earlier, Mr. Greehey has demonstrated how strongly he supports our plan through his agreement to vote his NSH units, over 21% of the total outstanding, in favor of the transaction.

We believe simplifying our corporate structure and eliminating the incentive distribution rights will lower our cost of capital and create a more efficient and transparent structure.

As you also saw in the announcement, the NS Board of Directors intends to reset NuStar Energy’s quarterly distribution from $1.095 per unit to $0.60 per unit effective with the first quarter 2018 distribution, to be paid in May.

Resetting NuStar Energy’s distribution will improve our coverage ratio immediately, and in the longer-term, the reset will also serve to reduce both our leverage and our future need to access the capital markets.

With this reset, we expect to cover our distribution in the range of 1.1x to 1.2x in 2018, and we are targeting our coverage ratio to be in the range of 1.3 to 1.4x in 2019 and thereafter.

Also, by resetting our distribution, we will be able to utilize the cash we generate to meaningfully reduce debt and return our Debt-to-EBITDA leverage metric to be in the range of 4.0 to 4.3 times by the end of 2019, with a goal of staying at or below 4.0 times in the longer term.

With strong distribution coverage and improving debt metrics, we will be able to fund an increasing proportion of our capital projects with the cash generated by our assets and, over time, substantially minimize our need to access capital markets to finance future growth opportunities in the Permian, in South Texas, at our export facilities, on the West Coast and some of our other regions.

And, while it will be a Board decision, we expect to grow our distribution, starting as early as 2019, at a rate in the mid- to high-single digits, while maintaining a coverage ratio well over 1 times, and, at the same time, de-levering.

Before I turn it over to Tom, I want to say a few words about the distribution reset.

We carefully considered our alternatives, and in every scenario we analyzed, we concluded that a distribution reset was a necessary part of the overall prescription to position us for the future.

Even so, we did not come to this decision lightly, because, throughout our analysis, we never once lost sight of the fact that any reset has a very real impact on our unitholders.

I want you to know that we would not have recommended a reset if we did not believe that taking these actions will significantly improve the company’s long-term health and growth and increase long-term unitholder value.

We understand the impact of a reset first-hand, as our management, employees and board members are also unitholders.

And I speak for all of us here at NuStar when I say that while we, along with the rest of our unitholders, will feel the near-term impact of this reset, the fact that we are unified in our endorsement of the plan we have announced reflects our very real and vested long-term interest in the future of this company.

We believe, along with our Boards, that the plans we have announced reflect our commitment to do what best positions us to build long-term unitholder value through stable, consistent growth.

With that, I will turn the call over to Tom Shoaf, NuStar’s Executive Vice President and CFO, to discuss our results and projections…

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Thanks, Brad, and good morning, everyone.

First, before turning to our fourth quarter results, I’d like to provide a quick update of our Permian Crude System.

Our Permian Crude System has performed solidly through a turbulent 2017, and the acquisition continues to meet, and, in some cases, exceed, our initial forecasts. Overall, the basin continues to grow, with Midland rig counts up 26% since the acquisition.

The total number of rigs on our dedicated and interconnected acreage ended the year 45% above what we had forecasted for year-end twenty seven at the time of the acquisition.

Receipts on our Permian System are up 79%, from 115,000 barrels per day last April to over 200,000 barrels per day.

Additionally, last month, we announced an open season for an expansion that would increase capacity by approximately 70,000 barrels per day. Early indications show strong interest for this additional capacity, which increases our confidence that the Permian Crude System will grow as forecasted, in 2018 and beyond.

Next, I want to update you on our progress with hurricane recovery. On our third quarter earnings call, we reported that Hurricanes Irma and Harvey had inflicted damage to seven of our facilities, including severe damage to our St. Eustatius facility, and that we were implementing a comprehensive repair program to address the damage while minimizing disruptions to our commercial operations.

Importantly, we also said we expected our insurance to fully cover the cost of repairing the property damage, as well as most of the lost revenue, over our $5 million insurance deductible.

I am happy to report that we received $12.5 million of insurance proceeds in the fourth quarter of 2017 and an additional $87.5 million in January of 2018, for a total of $100 million.

The $12.5 million of proceeds received in the fourth quarter were used to offset lost revenue and to pay for repair and clean-up costs incurred in the third and fourth quarters of 2017.

The remaining $87 million will be used to repair our St. Eustatius facility over the next several years, and I will talk some more about the impact of the payment in a few minutes.

Turning to our results for the fourth quarter of 2017: we have reported net income of $25 million and EBITDA of $144 million, up $3 million compared to 2016 adjusted EBITDA.

Our DCF available to common limited partners was $42 million and our distribution coverage ratio to the common limited partners for the fourth quarter was 0.41 times. For the full-year 2017, our distribution coverage ratio to the common limited partners was, 6 point, I’m sorry, 0.63 times.

Fourth quarter 2017 EBITDA in our pipeline segment was $89 million, up $4 million from the fourth quarter of 2016, mainly due to higher contributions from our Permian and South Texas Crude Systems, which were largely offset by a major turnaround at one of our customer’s refineries.

Fourth quarter 2017 EBITDA in our storage segment was $82 million, $4 million higher than the fourth quarter of 2016 mainly due to increased storage rates at our St. Eustatius terminal, as a result of the terminal enhancements we made to the facility during the year, increased storage and dock fees associated with our South Texas Crude Oil Pipeline System, as our realized volumes exceeded our minimum commitment levels for the system during that quarter, and full year quarter’s contribution from our December 2016 acquisition of Martin’s Corpus Christi terminal.

In the fourth quarter, NuStar Energy issued 6.9 million 9.0% Series C perpetual preferred units for net proceeds of $167 million.

Our December 31 debt balance was $3.6 billion, while our Debt-to-EBITDA ratio was 4.9x, below our credit agreement covenant threshold of 5.5x.

On January 29, NuStar Energy announced the fourth quarter Series A preferred distribution of $0.53125 per unit, the fourth quarter Series B preferred unit distribution of $0.47657 per unit and the initial fourth quarter Series C preferred unit distribution of $0.65625 per unit, all three of which will be paid on March 15.

In addition, NuStar Energy announced a fourth quarter common unit distribution of $1.095 per unit, which will be paid on February 13.

NuStar GP Holdings also announced a fourth quarter distribution of $0.545 per unit, which will be paid on February 15.

Next, I want to turn our thoughts to 2018 and beyond, which will provide you with some additional context for understanding why we are taking the steps that Brad has described.

Since we received hurricane insurance proceeds of $87.5 million in January 2018, we expect to recognize a gain of approximately $85 million in our first quarter 2018 EBITDA. However, it is important to note that this gain will not be recognized in DCF until those proceeds are actually spent to repair damage caused from the hurricanes. These repairs will begin in 2018 and are expected to be completed in 2020. Because the gain is included in EBITDA in the first quarter of 2018 and the repairs are made through 2020, the accounting treatment will obviously create a disconnect between DCF and EBITDA results for the duration of this period.

Next, as Brad mentioned, I want to update you on PDVSA. As he said, PDVSA’s financial condition has deteriorated dramatically over past months, as difficulties in Venezuela have increased. Concurrently with the deterioration, we have seen PDVSA’s activity at the terminal decreasing to levels way below our expectations and their plans.

Despite the evident difficulties and fall-off of activity, we continue to have a good relationship with PDVSA and remain committed to working with them to find ways to ensure they can continue as a valued customer.

That being said, based on the current conditions in Venezuela, we feel it is only prudent to be conservative when forecasting 2018 results.

We will continue to monitor this situation as it develops, and, if PDVSA’s activity at the terminal increases, we would have upside to our 2018 forecast.

We now expect NuStar’s 2018 EBITDA to be in the range of $685 to $735 million, which includes the $85 million insurance gain, offset primarily by lower EBITDA from our St. Eustatius facility.

However, if you exclude the gain associated with the hurricane proceeds that I mentioned, we expect our 2018 adjusted EBITDA to be in the range of $600 to $650 million.

With regard to 2018 capital spending, we plan to spend $360 to $390 million on strategic and other capital, with approximately $245 million relating to the Permian Crude System. And we do have some flexibility to reduce our spending if needed to help us de-lever in 2018.

Regarding our reliability capital spending for 2018, we now plan to spend $80 to $100 million. Our guidance now includes approximately $40 million of 2018 spending to repair damage caused by the hurricanes. However, as previously mentioned, the $40 million will be offset by insurance proceeds, resulting in no impact to DCF. In addition, reduced reliability spending related primarily to scheduling changes associated with our Ammonia System replacement project.

As Brad mentioned earlier, based on these projections, together with actions to be taken as part of our strategic review, we expect our coverage ratio in 2018 to be in the range of 1.1 to 1.2x, and we are targeting a coverage ratio in the range of 1.3 to 1.4x thereafter. We also expect our Debt-to-EBITDA ratio to be around 4.7x at the end of 2018 and in the 4.0X to 4.3X range by the end of 2019.

And with that, I will turn the call back over to Brad for his closing remarks.

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Thanks Tom.

Our track record from 2014 through 2016, along with our acquisition and integration of our Permian Crude System in 2017, reflects our ability to adjust and improve in less-than-optimal conditions, through hard work and careful planning. We believe the comprehensive plan we have described will strategically position us for sustainable future growth, strength, flexibility and unitholder value.

I can say, without a doubt, these are not easy decisions to make.

We truly believe that the combination of the reset and the simplification is the best path forward for the company and our unitholders in the long-term.

I want to close my remarks by giving you some numbers to keep in mind…

Even though 2017 was a challenging year, we still generated approximately $600 million in EBITDA, demonstrating the strength of our diverse assets. To put that into some perspective, though, NS also paid out almost $450 million in common unit distributions. In fact, over the past five years, in total, NS has generated almost $2.5 billion of EBITDA, and, over that same time has paid out over $2 billion in the form of distributions and IDRs.

Taken together, we believe these numbers demonstrate how productive our assets are and the tremendous value that NS and NSH have delivered.

We believe that the simplification and reset are needed to allow NuStar to compete with the growing number of peers who have already made such structural adjustments.

Without the reset, we would not expect to return to distribution coverage until 2020, and, given the priority that the new MLP market paradigm places on strong distribution coverage and low leverage, it would not be fiscally prudent to continue to borrow to fund the distribution.

By retaining a greater proportion of the cash we generate with our operations, we believe we will have the financial strength and flexibility to compete for good projects and to grow.

We are confident that, even given the headwinds we’ve described and market challenges to the MLP sector, through executing on our plan to simplify our structure and reset our distribution for healthy coverage, NS will be well-positioned to produce steady growth and value for our unitholders, as we have in the past, and for many, many years to come.

With that, we will open the call up for Q&A.

QUESTIONS AND ANSWER SESSION

Operator

(Operator Instructions) And our first question comes from Theresa Chen with Barclays.

Theresa Chen - Barclays PLC, Research Division - Research Analyst

Good morning, My first question is related to the reduction in guidance, the $75 million. Is that all of your exposure to PDVSA? And does that include the monetization of the product that’s currently in your terminals?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, I mean, that does — the guidance does include complete reduction of PDVSA. But it also includes the ramping up and bringing in other customers during the year to replace them. So ya, that would be — if that were to happen and that were to come through then that would be a complete replacement type scenario.

Theresa Chen - Barclays PLC, Research Division - Research Analyst

Okay. And can tell us what would be the downside if you can’t collect the money from PDVSA, and it takes longer or the ramping up of other customer doesn’t happen in 2018?

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

One of the things I want to say about that is that we monitor inventory level in the terminal very carefully to make sure that we have enough inventory to secure what they owe us. And I will say we’ve seen an increase activity in first couple of the month of this year. So we’ve taken a very conservative approach with what we’ve put out there. If activity levels continue like they are, we could see some upside of what we’ve put out here today.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes. I want to say that we’re currently – they’re bringing ships in, there’s activity coming into terminal from PDVSA. We’ve got a lot of inventory in the tanks that belongs to them. So, so far, we would tell you that everything is intact with them. However, during the last several months, we have seen a significant decline in vessel traffic from them, which may give us pause to rethink our forecast and things going forward. We’re trying really just to take a more conservative approach to our forecast when it comes to them. There’s been other companies, in the news you probably read about that have taken pretty significant write-downs with PDVSA. And so, just with everything going on and the turbulence happening in the country, and with PDVSA themselves, we thought it was prudent to be conservative to lower the forecast. But again, we want to stress that our relationships are good with PDVSA. We’re continuing to bring ships into the terminal and that’s the current situation.

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Yes. And to be clear, Tom mentioned some write-downs that have happened in the energy sector, some of the service companies in Venezuela think. We have never had a write-down with PDVSA and we don’t anticipate that now. So you have asked about further downside. What I would tell you that I think this is a very conservative case that we played out here.

Theresa Chen - Barclays PLC, Research Division - Research Analyst

Got it. And of the 14.5 or so million barrels for that facility, how many of them are currently leased to PDVSA?

Danny Oliver - NuStar Energy L.P. - SVP Marketing & Business Development

About 9.5.

Theresa Chen - Barclays PLC, Research Division - Research Analyst

Great, thank you. Moving on to Navigator, Tom, I think in your prepared comments you said that it’s running in or was running in fourth quarter about 200,000. Do you know what the exit rate was?

Danny Oliver - NuStar Energy L.P. - SVP Marketing & Business Development

Yes, that was the exit rate. 200, right at 200, just a hair above.

Theresa Chen - Barclays PLC, Research Division - Research Analyst

Got it. And can you tell us what the EBITDA contribution was for the quarter?

Chris Russell - NuStar Energy L.P. – Treasurer and VP of Investor Relations

$14 million.

Theresa Chen - Barclays PLC, Research Division - Research Analyst

Great. And lastly, in terms of your funding needs that you laid out in the slides, when I look at the reconciliation and the appendix and the moving components between flattish, slightly lower debt, virtually no common equity issuance, looks like you’re going to pref out a lot of that funding need. Can you talk to us about what you’re seeing in terms of pricing and appetite in the market for the prefs? And both, on the public and private side.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, we have — we did put up some preferred, as I mentioned in the fourth quarter, and we’ve been hearing and seeing that the pref market has improved somewhat since then. So, I mean the market is looking better than it did in the fourth quarter. If you really recall, which is a lot of activity in the fourth quarter, over $3 billion worth of supply coming into the market that week that we launched our deal. Got a little crowded but we would expect and we are seeing signs that the market is improving in 2018. So we do have that. We don’t have to put a lot out at once or anything so that is just one item we do have in our toolbox. So we’ll continue to look at those markets and evaluate them and, like I said, we’re seeing signs of improvement there.

Operator

Our next question comes from Ryan Levine with Citigroup.

Ryan Michael Levine - Citigroup Inc, Research Division - Equity Analyst

In deciding on the new distribution policy, how did you determine that the new amount was appropriate? And then it looks like you’ve highlighted the $300 million to $500 million the capital needs for ‘18. You anticipating that to be entirely funded by preferred? Or what portion of that are you looking to satisfy through assets sales? Or other types of — other forms of capital raise?

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

I will address the first part of the question and Tom address the second part. So in landing on the size of the reset, we had 3 goals in mind always, which was restore a distribution coverage, set ourselves up to allow us to reduce our leverage, long-term and then minimize our need to access the equity markets. And in trying to balance all three of those, we felt like this was the most appropriate number, particularly in the near term, as you want to maintain above one and as we go out, as we said on the call, we plan to run a very healthy coverage, well above one and at the same time, allowing us to consider a distribution increases and continued deleverage. So all of those play a big role in our thought process.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

And then another question on funding. Could you repeat?

Ryan Michael Levine - Citigroup Inc, Research Division - Equity Analyst

Yes. So in your slide presentation, you highlight $300 million to $500 million of funding needs for ‘18. In terms of what you’re assuming, is that entirely expected to be preferred? Or is there — there is also mentioned of some asset sales and other forms of capital raise. Can you speak to what you are going to...

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, yes. We’re obviously — it — we’re assuming it’s preferred or assets sales and that’s basically what we’re looking at. We don’t want to sell assets that’s not our first priority because we — you don’t want to lose the EBITDA. So with the distribution reduction that certainly helps your coverage right away, immediately. But delevering, you need some preferred, some asset sales to help you there in the short term. So it does include both of those scenarios.

Ryan Michael Levine - Citigroup Inc, Research Division - Equity Analyst

Is there any way to frame the opportunity in terms of asset sales?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Not really, not at this time. We have things we’re looking at. We’re currently evaluating but I don’t think we have that really quantified yet. We also have the ability to cut our CapEx going forward a little bit. We have some flexibility in 2018 and we certainly have more in 2019 as well. So we do have that lever as well.

Ryan Michael Levine - Citigroup Inc, Research Division - Equity Analyst

Okay. And then in terms of your Oxy legal dispute. I think you had previously gone through the courts, and it seems like the judge is ready to make a decision. Is there any update around the timing of when resolution can come from that proceeding?

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

So the trial ended in December and we do not have a final decision at this point. We received some indications from the judge and based on those, we’re not hopeful that we’re going to prevail in that lawsuit but the final judgment is not out at this point.

Ryan Michael Levine - Citigroup Inc, Research Division - Equity Analyst

Okay. And then last question just around navigator outlook. You provided the contribution for the last quarter. Could you provide any color as to what your betting in year ‘18 and ‘19 EBITDA assumptions for NuStar related to those assets.

Chris Russell - NuStar Energy L.P. - VP of IR for NuStar GP LLC and Treasurer for NuStar GP LLC

No. Ryan, this is Chris Russell. All we’ve said going forward is that by the time we get to 2020, we expect those assets to generate EBITDA multiples in the high single digits. So for modeling purposes, I would calculate what that number is and then just straight line from 2017 to 2020.

Operator

And our next question comes from Jeremy Tonet with JP Morgan.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Want to start off with 2019 guide and was hoping that you could help me kind of bridge the delta between why the pre-simplification and post-simplification EBITDA numbers are a bit different there and the reconciliation is a bit different. Just trying to see some of the drivers there. And, I guess, if you could just walk through — what gives you the step up of ‘18 into ‘19. Is it navigator mostly? Or are there other things there that give you confidence level in hitting those numbers.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, I would think by ramp up you’re talking about the cover, right?

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

The EBITDA. EBITDA per se because EBITDA looks like 2019 is a different number, pre-simplification and post-simplification per the last slides in your deck there.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

We haven’t given any 2019 guidance.

Chris Russell - NuStar Energy L.P. - VP of IR for NuStar GP LLC and Treasurer for NuStar GP LLC

That’s going to be driven by ramp up in the Permian primarily. And we do have a few small projects we’ve factored that come online in the out years. That’s mostly the Permian, the Permian ramp up.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Okay. And I guess why the EBITDA numbers different for 2019 pre and post simplification.

Chris Russell - NuStar Energy L.P. - VP of IR for NuStar GP LLC and Treasurer for NuStar GP LLC

Pre and post simplification.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

On Slide 10 you said 710 to 800 projected EBITDA for 2019 pre and then post says 690 to 745.

Chris Russell - NuStar Energy L.P. - VP of IR for NuStar GP LLC and Treasurer for NuStar GP LLC

We’ll have to get back to you on that Jeremy, off the top of my head, I don’t know.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Okay. And we’re just wondering for the pro forma entity, will this move to kind of like a regular company? Will there be a board that’s elected and things like that? Just wondering how the corporate governance looks going forward?

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Yes. So it will be a 9 membered board. Seven, combine the two boards of the company. So there is 4 independent directors presently at NS and 3 independent directors at NSH, the 3 independent from NSH will join the board of the combined entity and then there will be the board will be elected annually at the annual meeting.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Great. Just seems like corporate governance is a big topic for investors in MLP space, I’m just wondering what kind of management compensation, how that might evolve if it goes from — I think it’s coverage right now more toward total shareholder return or return on invested capital. Didn’t know if you have any preliminary thoughts, just given all the changes in MLP market.

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Yes, I mean, what I can tell you can talk a change in the MLP markets, one of things we wanted to accomplish with this was to streamline governance and we’ve always been very transparent about our governance and we’ve been very transparent about our compensation. And our comp committee feels very strongly that management incentive should be aligned with those of the unitholders. So I think there’ll be more to come on that after the simplification is complete but I wouldn’t expect to see significant changes in management compensation.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Okay, great. And then just the last one, I guess, how long do you think it hit the leverage target that you guys were talking about? You’re kind of talked about thereafter towards four. Just wondering what you could share there?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, that’s 2019 and beyond, like the latter part of 2018 and 2019 and beyond. And we are targeting that something we want to do. We want to delever over time and that’s what we think we would be around that time frame.

Operator

And our next question comes from Brian Zarahn with Mizuho.

Brian Joshua Zarahn - Mizuho Securities USA LLC, Research Division - MD of Americas Research & Senior Analyst

Just wanted to say that the simplification and distribution reset is another difficult decisions. But I do think to echo your comments, prudent actions to help distribution coverage and leverage. I guess, on St. Eustatius. Can you give a little bit more color on how we should think about that asset’s contribution to your storage segment. Is it comparable? Is percentage of your total capacity is that comparable to its percentage of EBITDA in the storage business?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Well, comparable. As for as the contribution to EBITDA going forward, as we indicated, what we’ve done is we’ve taken a conservative case and approach to this and we, in a replacement case should ramp up over time. So you would expect to see more EBITDA coming out of St. Eustatius in 2019 and thereafter then what we have in 2018.

Danny Oliver - NuStar Energy L.P. - SVP Marketing & Business Development

As Brad said though, we are continuing to work with Venezuela. We’ve been encouraged by a pickup in some activity in the last couple of months. As we continue to see that going forward then we think that will be a significant contributor to the storage segment as it has been the last few years. And like I said, we’re encouraged with what we see currently at the terminal. We make sure, as Brad mentioned, we watch those inventories very closely in St. Eustatius and we currently have there is enough product in the facility to keep us whole on what is owed us on the storage fees and we are very diligent about making sure that it remains that way.

Brian Joshua Zarahn - Mizuho Securities USA LLC, Research Division - MD of Americas Research & Senior Analyst

Then shifting gears to the Permian. Given 2 new long haul pipes coming into corpus on 2019. How do you see the export opportunities at your docks. You got significant dock capacity in corpus. How you’re viewing second half of 2019 or looking further out 2020, the opportunities for exports?

Danny Oliver - NuStar Energy L.P. - SVP Marketing & Business Development

Yes. We’re involved in several conversations with various projects that are directed towards corpus. We’re absolutely committed to marrying up our assets in the Eagle Ford and those dock asset to at least one, maybe several of those projects to facilitate those movements and we’re continuing in those negotiations and conversations. So just nothing concrete yet to report.

Operator

And our next question comes with Shneur Gershuni with UBS.

Shneur Gershuni – UBS Investment Bank, Research Division, Executive Director in the Energy Group and Analyst

Hi good morning, guys. Generally the simplification, I think, is obviously the right approach to take on a go forward basis, certainly from how things are shaping out in this industry. If seems today, the disappointment in your stock price seems to be related towards the guidance or the expectations going forward. I was wondering if you can sort of talk about the St. Eustatius and not to belabor this as there’s been a bunch of questions on this. But what are your options to get out of the contract? We’ve seen some others that had contracts with PDVSA, get out of the contract and then repurpose of assets and be able to collect going forward. Is that an option that you can pursue? I was wondering if you can sort of talk to us towards the other side. I understand that you’ve been saying that you’ve been working with them, but what happens if you get to a point where you don’t think you can.

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Well, what we put out today reflects us diversifying the customer base at that facility. So there is some unused tankage, tankage that PDVSA hasn’t contracted and is not currently being used. And if we can find another customer for that tankage, I think they would probably welcome it. And so, that’s what you’re seeing in this here. Now you can’t lease significant amounts of storage just overnight. Let’s say you have two million barrels of storage, you have to have somebody who is rolling off two million barrels of storage. So what this reflects is a layering in of different customers throughout the year. Now, that being said, PDVSA has been a long-term great customer and I think, sooner or later, they will be back on their feet and they will continue to be the largest demand for storage in the Caribbean. So we want to maintain a good relationship with them and we’re seeing increased vessel traffic in the first couple of months this year, which would imply upside to what we put out here today. So hopefully answers your question.

Shneur Gershuni - UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

Yes, that does. PDVSA seems just had its own legal disputes and so forth. Does that impact you guys at all if any of their inventory needs to be secured by some courts and so forth? Would that impact your ability to run your facility?

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

It wouldn’t impact our ability to run the facility at all. Like we said before, we want to carefully monitor the inventory in our tanks to make sure that we are secured for what they owe us.

Shneur Gershuni - UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

And would you be able to liquidate that inventory at your decision to make sure they cover what they owe you? Or would that have to go through a legal process?

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

Well it’s a contractual right that we have, but in any kind of execution like that yet, yeah you do have to follow the terms of the contract and assert your lien.

Shneur Gershuni - UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

Okay, got it. Just sort of moving on from that, Jeremy had just mentioned about your guidance on Page 10. I just wanted to understand something. Should we look at the pre-simplification of reset columns versus the post-simplification reset columns that, that was your projected EBITDA as of 3Q for both 2018 and 2019 in terms of your expectations, and that the change for 2018 and 2019 really just reflects kind of the changes that you brought up today?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yeah that could be. We need to look at that a little closer. 2018 pre was the guidance on our third quarter call, 2018 post was the guidance we’ve given today before you back out the gain from the hurricanes. But we need to check on the 19 numbers.

Shneur Gershuni - UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

Okay. And then, one of the things that’s interesting there is your preferred unit distributions expectations come down. Is that your expectation to issue less prefs than you were originally expecting towards the end of 2017?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, it was.

Shneur Gershuni - UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

Okay, perfect. And then with respect to your funding needs, I think in your slide deck, you talk about $300 million to $500 million. In your prepared remarks, I believe, you sort of talked about a CapEx number kind of in the mid-threes and so forth. Can you talk to us to how we get to the $500 million? Is it the open season goes well and you need to scale up to that? And if you can talk to it in context of your credit facility, do you have enough room before needing to get a waiver or anything? I was just wondering what are the gating items this year and the things that we need to be thinking about.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, the things to be thinking about, so some of it is EBITDA ramp up and some of it is PDVSA situation that we talked about, whether or not how successful we are with them staying current and all that. So that’s part of it. Also you know any ability to sell assets also plays into that number as well. If we get, if we do end up selling some assets that would reduce the number, if we don’t then it wouldn’t but, so it’s a combination really of the EBITDA ramp up, what ends up happening with PDVSA and asset sales.

Shneur Gershuni - UBS Investment Bank, Research Division - Executive Director in the Energy Group and Analyst

Okay. And one final question, with respect to your guidance, let’s sidebar both Navigator as well as the St. Eustatius side, within the base business or the legacy business that we sort of think 2016 and backwards, can you talk to how your conversations are going with respect to contract resets in the Eagle Ford, and what is sort of baked in if it’s possible to give us some sense on that for 2018 and 2019?

Daniel S. Oliver - NuStar Energy L.P. – SVP – Marketing & Business Development of NuStar GP LLC

Sure. Our first wave of contracts start to expire in August of this year. Really just after the first of the year, is the first time some of these customers have started to engage in those discussions, it was just too far out before. We’ve assumed that we will continue to move similar type volumes that we’re moving for our customers today but we understand that it’s a different market and more competitive and our tariff expectations reflect that, although we have not settled on what those new tariffs will be yet going forward.

Operator

And our next question comes from Selman Akyol with Stifel.

Selman Akyol with Stifel

Just a couple of follow-ups. So going back to the guidance on the strategic capital spend of $360 million to $390 million, and I heard you say, you know there are maybe opportunities to reduce that number you could pull back on deploying capital. Presuming Navigator’s sacrosanct, I guess, how much of your capital budget you have dedicated to Navigator?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

About $240 million right now.

Selman Akyol - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Got you. And then just flipping over to PDVSA and St. Eustatius. Have you started to have other conversations with other customers?

Daniel S. Oliver - NuStar Energy L.P. – SVP – Marketing & Business Development of NuStar GP LLC

We are. We are, and we’re talking to PDVSA about it too, it might not be about completely removing them from the terminal but about right sizing their tanks to a new level of activity that they may — that we may be seeing going forward. So we are having those conversations but as Brad said, when you’re moving someone into a large chunk of tankage like that, it just takes some time.

Selman Akyol - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Got you. And then just the last one, in terms of when you’re sort of thinking about 2019 and beyond and looking at the distribution, I mean, what’s the, I guess, the coverage goal you would have?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

I think what we put out there in this guidance for coverage in 2019 and beyond is the 1.3x to 1.4x range for coverage.

Operator

Thank you, and our next question comes from Sunil Sibal with Seaport Global.

Sunil K. Sibal - Seaport Global Securities LLC, Research Division - MD

Hi, good morning guys and thanks for all the clarity. Just a couple of questions for me. It seems like for ‘18, you wold rely primarily on the preferred markets to kind of fund the CapEx. I was kind of curious, you know have you reviewed that with the agencies and kind of how do they look at that in the context of your overall capital structure.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, I mean, we have — we constantly talk to the rating agencies about our capital structure and our plans for financing and all that. And we do get equity credit with 2 of the 3 agencies on that, and so we wouldn’t anticipate that changing in the near term so, yeah, we get full 100% equity credit in our covenant. So we do talk to them, we talk to them about our plans around this strategy that we’ve outlined today, we’ve talked to them about our EBITDA projections, other projections and so they’re in tune with all that.

Sunil K. Sibal - Seaport Global Securities LLC, Research Division - MD

Got it. Any guesses on the rating action at this stage or just wait for that?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

No, No, we don’t.

Sunil K. Sibal - Seaport Global Securities LLC, Research Division - MD

Okay, got it. And then on your debt maturity, seems like you know you have one issue coming up in the near term, and then you have a couple of other issues out there not too far away. I was wondering, you know, how you kind of think about debt maturities?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, we have the 2018s coming due in April, and we have some 2020s also out there. I think that’s out for a couple of years though, obviously. The 2018s, we’re looking at that, we’re more likely than not refinance those with new bonds. That’s the plan currently. The bond market is very robust, the rates are attractive. We have seen rates going up a little recently, but that’s the current plan.

Sunil K. Sibal - Seaport Global Securities LLC, Research Division - MD

Okay. So you take it up the ‘18 and then leave ‘20s to a later date.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Yes, we don’t have any plans to bring in the 2020s anytime soon.

Operator

As a reminder ladies and gentlemen, in order to ask a question at this time please press star on your touchtone telephone.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Just a couple of cleanup questions here. With regards to turnarounds, would you be able to let us know what was the impact for 2017? What do you expect that to be for ‘18? Or how do you budget that in your guidance? And kind of how do you think about what a normal, I guess, annual impact is.

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

We’re thinking, trying to remember what turnaround impact was...

Chris Russell- VP Investor Relations and Treasurer, NuStar GP LLC

As far as the turnaround activity goes, the activity was a little higher than normal I’d say probably in 2017, and the schedule for 2018 looks significantly lower — significantly less than 2017.

Daniel S. Oliver - NuStar Energy L.P. – SVP – Marketing & Business Development of NuStar GP LLC

Typically, these refineries will have a turnaround every 2 or 3 years. So it gets spotty like this. What surprised us in ‘17 was that 2 of these turnarounds, and they were significant turnarounds, were unplanned. So that was the big thing that caught us by surprise in 2017. But given that those 2 of those big refineries have just completed the turnaround, we don’t expect to see that coming back for another couple of years, at least.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Ok, thanks. And just cleaning up on the prefs here. Could you just remind us as far as where you are within your cap structure, how large it is. Kind of, is the 15%, is that a limit I should think about as what you might target? Or kind of how much could that be in your cap structure going forward?

Thomas R. Shoaf - NuStar Energy L.P. - CFO of NuStar GP LLC and EVP of NuStar GP LLC

Well, we’re currently at around 20%, I think in our cap structure. And so whatever we would end up doing going forward would be in addition to that. And it just depends on how much we end up doing.

Jeremy Bryan Tonet - JP Morgan Chase & Co, Research Division - Senior Analyst

Okay. So what would be the treatment from the agencies then on the prefs at this point?

Chris Russell- VP Investor Relations and Treasurer, NuStar GP LLC

Well, S&P is currently not giving us any equity credit for the preferreds, because we’re exceeding their 15% threshold. Fitch gives 50% equity credit and Moody’s is not giving us any equity credit at all.

Operator

And I’m showing no further questions at this time. I would like to turn the call back over to Chris Russell for further remarks.

Chris Russell - NuStar Energy L.P. - VP of IR for NuStar GP LLC and Treasurer for NuStar GP LLC

Thank you, Grace.

Bradley C. Barron - NuStar Energy L.P. - CEO of NuStar GP LLC, President of NuStar GP LLC and Director of NuStar GP LLC

I just want to say couple of things in closing. So throughout this call, we’ve emphasized the reason we’ve chosen this path we’re on is that we recognize it’s important to restore our distribution coverage, reduce our leverage and minimize our need to access the equity capital markets, and what we’ve laid out for you today does exactly that. And we’ve had a whole lot of discussion about PDVSA and St. Eustatius. But I want to tell you, most of you know that we are a prudent and conservative management team, and so we are addressing that situation, and I will tell you that this is a conservative case that we’ve laid out here today. So with that, I thank you for your time.